SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                            SCHEDULE 13D
                           (RULE 13D-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                     FILED PURSUANT TO RULE 13d-2(a)


                         AMENDMENT NO. 2

                        MARISA CHRISTINA INC.

                         (NAME OF ISSUER)

                           Common Stock

                     (TITLE OF CLASS OF SECURITIES)

                           570268102

                        (CUSIP NUMBER)

                         Paul D. Sonkin
                   Hummingbird Management, LLC
             (f/k/a Morningside Value Investors, LLC)
               153 East 53rd Street, 55th Floor
                    New York, New York 10022
                           212 521-0975

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                        December 3, 2004

       (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                   (Continued on following pages)


                          (Page 1 of 7 pages)

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CUSIP No. 570268102              13D/A          Page 2 of 7 Pages
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----------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              (f/k/a Morningside Value Investors, LLC)
              IRS No. 13-4082842
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2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

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3.            SEC USE ONLY

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4.            SOURCES OF FUNDS

              OO
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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  NUMBER OF    7.      SOLE VOTING POWER    	  499,300
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     499,300
 REPORTING
              --------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

----------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  499,300
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

----------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   6.8%

----------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          OO
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                          (Page 2 of 7 pages)

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CUSIP No. 570268102            13D/A           Page 3 of 7 Pages
-------------------


  AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 2, dated December 2, 2004, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D/A as previously filed by the Reporting Persons with the Securities and Exchange Commission on May 20, 2004 (the "Schedule 13D"), relating to the common stock
(the "Common Stock") of MARISA CHRISTINA INC, a Delaware Corporation.

          The purpose of this Amendment is to restate Item 3, SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERION, to amend Item 4, PURPOSE OF
TRANSACTION, to amend 5 of the Schedule 13D as restated below, and to amend Item 7 MATERIAL TO FE FILED AS EXHIBITS.


ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of December 3, 2004 Hummingbird has caused each of HVF and Microcap Fund to invest approximately $425,068 and $239,050, respectively, in the Shares of the Issuer using their respective working capital.

Item 4 PURPOSE OF TRANSACTION

	On December 3, 2004, Hummingbird sent a letter to the MARISA CHRISTINA INC. a copy of which is attached hereto and incorporated herein.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 499,300 Shares representing approximately 6.8% of the outstanding shares of the Issuer (based upon 7,295,065 shares outstanding as of November 11, 2004, as reported on the latest Definitive Schedule 10-Q of the Issuer for September 30, 2004). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 499,300 shares representing approximately 6.8% of the outstanding shares of the Issuer (based upon 7,295,065 shares outstanding as of November 11, 2004, as reported on the latest Definitive Schedule 10-Q of the Issuer for September 30, 2004). Mr. Sonkin disclaims any economic interest or beneficial ownership of the Shares.

                          (Page 3 of 7 pages)

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CUSIP No. 570268102            13D/A           Page 4 of 7 Pages
-------------------

         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------

11/12/2004	open market sale	  750		1.473
11/18/2004	open market sale	1,400		1.387
11/19/2004	open market sale	  400		1.46


         Hummingbird caused Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------
11/12/2004	open market sale	  750		1.473
11/18/2004	open market sale	  800		1.389



         (d) Inapplicable.

         (e) Inapplicable.

                          (Page 4 of 7 pages)

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CUSIP No. 570268102            13D/A            Page 5 of 7 Pages
-------------------

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Letter from Hummingbird to the Issuer and its Board of Directors, dated December 3, 2004, is attached hereto as Exhibit 1.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 3, 2004

HUMMINGBIRD MANAGEMENT, LLC

By:  /s/ Paul D. Sonkin
     -----------------------------
Name:  Paul D. Sonkin
Title: Managing Member


			 (Page 5 of 7 pages)

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CUSIP No. 570268102            13D/A            Page 6 of 7 Page


EXHIBIT 1

			Hummingbird Management, LLC
			460 Park Avenue , 12th Floor
			New York, New York  10022

December 3, 2004

Michael H. Lerner
S.E. Melvin Hecht
G. Michael Dees
Robert Davidoff
Lawrence D. Glaubinger
Brett J. Meyer
Barry S. Rosenstein
David W. Zalaznick

Marisa Christina Incorporated
8101 Tonnelle Avenue
North Bergen, NJ 07047

Dear Gentlemen:

The Hummingbird Value Fund, L.P. and The Hummingbird Microcap Value Fund, L.P. (collectively, "Hummingbird") collectively own an aggregate of 499,300 shares of Common Stock of Marisa Christina Inc. (the "Company") representing approximately 6.8% of its issued and outstanding Common Stock.

Hummingbird has always had good relations with the Company's management, and we have been supportive in a difficult business environment. We would like to be in a position to support the Company's decisions in the future, but we have significant concerns about your intentions as stated in your recent press release.

The press release states that the Company is considering discontinuing its listing on the NASDAQ National Market and filing a Form 15 with the Securities and Exchange Commission terminating its filing requirements. Furthermore your press release stated, 'At this time, the Company is pursuing a variety of opportunities and alternatives for the benefit of the Company and its stockholders, including sales, mergers, acquisitions, divestitures, recapitalizations, share repurchases..."

From our discussion with the Company's CEO, we are under the impression that the main motivation for the termination of filing requirements is due to the significant costs of complying with the new Sarbanes-Oxley Act, and the goal is to preserve shareholders capital until the Company is taken private by management or sold.

We have two main concerns going forward:

1.	Communications with shareholders on a go forward basis;
2.	An adequate return on our investment.

Regarding the first point, we would like the Company to communicate on a quarterly basis with shareholders, disclosing through a press release quarterly and annual financial statements, including balance sheet, income and cash flow statements. This is a common practice with companies that have filed Form 15's but nevertheless saves substantial cost by not having to comply with, among other things, Section 404 of the Sarbanes-Oxley Act. We would also encourage the Company to continue having conference calls and providing regular updates on the status of strategic alternatives.


			 (Page 6 of 7 pages)

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CUSIP No. 570268102            13D/A            Page 7 of 7 Pages


Regarding the second point, we would like the Board to establish a Special Committee of "independent" directors. The Special Committee should engage independent counsel and an investment banking firm with strong expertise in the apparel industry. The Special Committee's express mandate should be to explore all strategic alternatives to achieve the highest and best value for the Company and its stockholders. We feel that the Special Committee, as well as the entire Board, has a responsibility to all the Company's stockholders to consider fully and impartially any and all potential avenues that may significantly increase stockholder value, including a recapitalization or special dividend.

Over the past year, certain issuers have been "going private" by stating that they have fewer than 300 shareholders of record and filing a Form 15 with the SEC, terminating their status as a reporting company. In many cases, the issuer has more than 300 shareholders, but the SEC interpretation allows them to count all securities held by a single brokerage firm in "street name" as one holder. In many cases, one brokerage firm, such as Merrill Lynch, may hold a security for thousands of beneficial owners.

Hummingbird Management and a group of other institutions have filed a petition with the Securities & Exchange Commission to prevent companies from doing this. The full text of the petition is available at:

http://www.sec.gov/rules/petitions/petn4-483.htm

We believe that many issuers take advantage of this loophole in the existing law to further the interests of a select group of stockholders at the expense of other stockholders. Hummingbird will use all legal means available to block this action and seek to hold the Board accountable for its conduct.

At the present time, we are prepared to give the Board the benefit of the doubt only if the Company continues to communicate with its stockholders as we have outlined in this letter. For the moment, we will accept the explanation that the Board is motivated by the desire to preserve capital until the Company is taken private by management or sold. We hope that the Board will therefore quickly maximize stockholder value.

We would like to reiterate that we have supported the Board and management in the past. We are long-term investors and our interests are fully aligned with all stockholders, including members of the Board. We look forward to the opportunity to discuss with the Board the issues raised in this letter.

Sincerely,

HUMMINGBIRD MANAGEMENT, LLC

By:  /s/ Paul D. Sonkin
     -----------------------------
Name:  Paul D. Sonkin
Title: Managing Member